SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

BURTECH ACQUISITION CORP.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

123013 104

(CUSIP Number)

1300 Pennsylvania Ave NW, Suite 700

Washington, DC 20004

Tel: (202) 600-5757

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 123013 104	Schedule 13D

1.	Names of Reporting Persons BurTech LP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,385,750 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,385,750 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,385,750 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.25% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 898,250 shares of Class A common stock underlying the private placement units held directly by BurTech LP, LLC and (ii) 9,487,500 shares of Class B common stock held directly by BurTech LP LLC. The shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, upon completion of a business combination. Shahal Khan and Roman Livson are managers ot BurTech LP, LLC and therefore have voting and investment power over the shares of Class A common stock and Class B common stock held by BurTech LP, LLC.

(2)	Based on 39,567,000 shares of Class A common stock deemed to be outstanding, including (i) 28,750,000 shares of Class A common stock currently issued and outstanding, (ii) 9,487,500 shares of Class B common stock held by BurTech LP, LLC, which automatically converts into shares of Class A common stock upon completion of a business combination, (iii) 898,250 shares of Class A common stock underlying the units held by BurTech LP, LLC, and (iv) 431,250 shares of Class A common stock issued to EF Hutton, division of Benchmark Investments, LLC acting as representative to the underwriters, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 10, 2021.

CUSIP No. 123013 104	Schedule 13D

1.	Names of Reporting Persons Shahal Khan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,385,750 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,385,750 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,385,750 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.25% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 898,250 shares of Class A common stock underlying the private placement units held directly by BurTech LP, LLC and (ii) 9,487,500 shares of Class B common stock held directly by BurTech LP LLC. The shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, upon completion of a business combination. Shahal Khan and Roman Livson are managers ot BurTech LP, LLC and therefore have voting and investment power over the shares of Class A common stock and Class B common stock held by BurTech LP, LLC.

(2)	Based on 39,567,000 shares of Class A common stock deemed to be outstanding, including (i) 28,750,000 shares of Class A common stock currently issued and outstanding, (ii) 9,487,500 shares of Class B common stock held by BurTech LP, LLC, which automatically converts into shares of Class A common stock upon completion of a business combination, (iii) 898,250 shares of Class A common stock underlying the units held by BurTech LP, LLC, and (iv) 431,250 shares of Class A common stock issued to EF Hutton, division of Benchmark Investments, LLC acting as representative to the underwriters, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 10, 2021.

CUSIP No. 123013 104	Schedule 13D

1.	Names of Reporting Persons Roman Livson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,385,750 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,385,750 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,385,750 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.25% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 898,250 shares of Class A common stock underlying the private placement units held directly by BurTech LP, LLC and (ii) 9,487,500 shares of Class B common stock held directly by BurTech LP LLC. The shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, upon completion of a business combination. Shahal Khan and Roman Livson are managers ot BurTech LP, LLC and therefore have voting and investment power over the shares of Class A common stock and Class B common stock held by BurTech LP, LLC.

(2)	Based on 39,567,000 shares of Class A common stock deemed to be outstanding, including (i) 28,750,000 shares of Class A common stock currently issued and outstanding, (ii) 9,487,500 shares of Class B common stock held by BurTech LP, LLC, which automatically converts into shares of Class A common stock upon completion of a business combination, (iii) 898,250 shares of Class A common stock underlying the units held by BurTech LP, LLC, and (iv) 431,250 shares of Class A common stock issued to EF Hutton, division of Benchmark Investments, LLC acting as representative to the underwriters, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 10, 2021.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock (the “Class A common stock”), par value $0.0001 per share, of BurTech Acquisition Corp. (the “Issuer”). The address of the Issuer’s principal executive office is 1300 Pennsylvania Ave NW, Suite 700, Washington, DC 20004. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by the following persons: (i) BurTech LP, LLC, a Delaware limited liability company (the “Sponsor”), (ii) Shahal Khan a manager of the Sponsor, and (iii) Roman Livson, a manager of the Sponsor. Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal place of business for each of the Reporting Persons is: c/o BurTech Acquisition Corp., 1300 Pennsylvania Ave NW, Suite 700, Washington, DC 20004.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. Mr. Khan and Mr. Livson each serves as a manager of the Sponsor. Mr. Khan also serves as the Chief Executive Officer and Chairman of the board of directors of the Issuer, and Mr. Livson serves as the Chief Financial Officer and Secretary of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Entities:	The Sponsor – Delaware, U.S.A.
Individuals:	Shahal Khan — United States Roman Livson – United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Founder Shares

In connection with the organization of the Issuer, on May 21, 2021, our sponsor purchased 8,625,000 Class B shares of common stock, $0.0001 par value (“Class B Common Stock”) for an aggregate purchase price of $25,000. On September 24, 2021, the Company issued 862,500 shares of Class B common stock in connection with a 1.1 stock split, resulting in an aggregate of 9,487,500 shares of Class B Common Stock, (the “Founder Shares”), at approximately $0.003 per share. (see Issuer’s registration statement on Form S-1 (File No. 333-258914 - the “Registration Statement”), under the heading “Description of Securities – Common Stock.”

Public Units

On December 15, 2021, the Company closed its initial public offering of 25,000,000 units at a price of $10.00 per unit (the “Public Units”), for an aggregate purchase price of $250,000,000, which was declared effective on December 10, 2021 (the “IPO”). On December 13, 2021, EF Hutton, a division of Benchmark Investments, LLC (“EF Hutton”), as representative to the underwriters, announced the full exercise of their over-allotment option in connection with the IPO ( “OA Option”), and simultaneously with the closing of the IPO, purchased an additional 3,750,000 Public Units for an aggregate purchase price of $37,500,000. Each Public Unit consists of one share of Class A common stock and one warrant (the “Public Warrants”), each Public Warrant entitling the holder to purchase one share of Class A common stock at $11.50 per share (as described more fully in the Registration Statement). The Public Warrants will become exercisable on the later of the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s IPO. The Public Warrants will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Private Placement Units

On December 10, 2021, simultaneously with the Issuer’s IPO, the Sponsor acquired 804,500 private placement units (“Private Placement Units”) at $10.00 per Private Placement Unit, for an aggregate purchase price of $8,045,000, pursuant to a Private Placement Units Purchase Agreement dated December 10, 2021 between the Sponsor and the Issuer (the “Private Placement Units Purchase Agreement”). On December 15, 2021, simultaneously with the underwriter exercising its OA Option, the Sponsor acquired an additional 56,250 Private Placement Units at $10.00 per Private Placement Unit, for an aggregate price of $562,500. The Private Placement Units are identical to the Public Units (except in limited circumstances, as described in the Registration Statement) (the “Private Units”). The summary of such Private Placement Units Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of December 15, 2021, the Sponsor directly beneficially owned 898,250 shares of Class A common stock and 9,487,500 Founder Shares (collectively, the “Sponsor Shares”). Messrs. Khan and Livson, as managers of the Sponsor, may be deemed to beneficially own the Sponsor Shares.

The Sponsor Shares represent approximately 26.25%, of the 39,567,000 shares of Class A Common Stock that were deemed to be outstanding following the Issuer’s IPO and following the underwriter exercising its OA Option as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 10, 2021 (the “Final Prospectus”). Messrs. Khan and Livson may be deemed to beneficially own 10,385,750 shares of Class A Common Stock, representing approximately 26.25% of the 39,567,000 shares of Class A Common Stock that were deemed to be outstanding following the Issuer’s IPO and the exercise of the underwriter’s OA Option as set forth in the Final Prospectus.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, our sponsor purchased 8,625,000 Founder Shares for an aggregate purchase price of $25,000. On September 24, 2021, the Company issued 862,500 Founder Shares in connection with a 1.1 stock split, resulting in an aggregate of 9,487,500 Founder Shares pursuant to the Securities Subscription Agreement between the Issuer and the Sponsor, dated May 21, 2021 (the “Securities Subscription Agreement”). The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letters

On December 10, 2021, the Issuer entered into a letter agreement with the Issuer’s directors, officers (collectively, the “Insiders”) and the Company’s Sponsor, BurTech LP, LLC ( “Letter Agreement”). Pursuant to the Letter Agreements, the Insiders and the Sponsor have each agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Pursuant to the Letter Agreements, the Insiders and the Sponsor have each agreed (A) to waive their redemption rights with respect to any founder shares and placement shares and any public shares held by them in connection with the completion of the initial business combination, (B) to waive their redemption rights with respect to their founder shares and placement shares and any public shares in connection with a stockholder vote to approve an amendment to the second amended and restated certificate of incorporation (x) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or certain amendments to our charter prior thereto or to redeem 100% of our public shares if we do not complete our initial business combination within 15 months from the closing of this offering or (y) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (C) to waive their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within 15 months from the closing of this offering, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within such time period.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.15 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreements are qualified in its entirety by reference to the full text of such agreement, copies of which are filed as an exhibit hereto.

Warrant Agreement

On December 10, 2021, the Issuer entered into a warrant agreement (the “Warrant Agreement”), with Continental Stock Transfer & Trust Company, as warrant agent. Each warrant entitles the holder to purchase one share of Class A Common Stock of the Issuer at an exercise price of $11.50 per share, subject to adjustment as provided in the Warrant Agreement, beginning on the later of (i) the date that is 30 days after the first date on which the Issuer completes its initial business combination, or (ii) the date that is 12 months from the date of the closing of the IPO. The warrants will expire at 5:00 p.m., New York City time, five years after the date on which the Issuer completes its initial business combination, or earlier upon redemption or liquidation. Once the warrants are exercisable, the Issuer may call them for redemption under certain circumstances, as described in the Warrant Agreement.

The summary of such Warrant Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Private Placement Units Purchase Agreement

On December 10, 2021, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 804,500 Private Placement Units at a purchase price of $10.00 per Private Placement Unit, pursuant to a Private Placement Units Purchase Agreement. On December 15, 2021, simultaneously with the closing of the underwriter exercising its OA Option, the Sponsor acquired an additional 56,250 Private Placement Units at a purchase price of $10.00 per Private Placement Unit, pursuant to a Private Placement Units Purchase Agreement. The Private Placement Units and the underlying securities are subject to a lock up provision, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Letter Agreement.

The summary of such Private Placement Units Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration Rights Agreement

On December 10, 2021, in connection with the Issuer’s IPO, the Issuer, the Sponsor and EF Hutton entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Holders have the right to include their securities in other registration statements filed by the Issuer.

The summary of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Securities Subscription Agreement, dated May 21, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 19, 2021).

Exhibit 99.3	Letter Agreement, dated December 10, 2021, among the Issuer, its officers and directors, and the Sponsor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 16, 2021).

Exhibit 99.4	Warrant Agreement, dated December 10, 2021, by and between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 16, 2021).

Exhibit 99.5	Placement Units Purchase Agreement, dated December 10, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 16, 2021).

Exhibit 99.6	Registration Rights Agreement, dated December 10, 2021, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 16, 2021).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 27, 2021

BURTECH LP, LLC.

By:	/s/ Shahal Khan
Shahal Khan, Manager

SHAHAL KHAN
By:	/s/ Shahal Khan
Shahal Khan

ROMAN LIVSON

By:	/s/ Roman Livson
Roman Livson